March 1, 2016

Keith F. Higgins
Securities and Exchange Commission
Division of Corporate Finance 100 F Street, N.E.
Washington D.C. 20549

Re: First Farmers and Merchants Corporation – Preliminary Proxy Statement and Schedule 13E-3

Dear Mr. Higgins:

On behalf of First Farmers and Merchants Corporation, we have filed a preliminary proxy statement and will be filing a related Schedule 13E-3 in connection with a proposed cash merger to effect a going-private transaction, which we would like to present for a vote by our shareholders at our 2016 annual meeting. To provide our shareholders with as much time as possible to review the proxy materials prior to our 2016 annual meeting, which is scheduled for April 19, 2016, we would appreciate receiving any comments on the preliminary proxy statement as soon as possible. Any questions or comments on the preliminary proxy statement or Schedule 13E-3 should be directed to me by phone at (931) 380-8257 or by email (bobby.krimmel@myfirstfarmers.com).

Robert Krimmel, CPA
Chief Financial Officer
First Farmers and Merchants Corporation
816 South Garden Street
Columbia, TN 38401